Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Community National Bank

Commission File No. 1-35388

East Texas Financial Services, Inc.

Commission File No. 333-179100

PRESS RELEASE	For more information contact:

Prosperity Bancshares, Inc.®	Dan Rollins
Prosperity Bank Plaza	President and Chief Operating Officer
4295 San Felipe	281.269.7199
Houston, Texas 77027	dan.rollins@prosperitybanktx.com

FOR IMMEDIATE RELEASE

PROSPERITY BANCSHARES, INC.®

REPORTS STRONG

SECOND QUARTER EARNINGS

•	2Q12 Earnings Per Share of $0.78 (diluted) – an increase of 4.0%

•	2012 YTD loan growth of 4.9% (9.8% annualized)

•	2012 YTD deposit growth of 4.1% (8.3% annualized)

•	Tangible Common Equity Ratio of 7.08%

•	Non-Performing Assets remain low at 0.12% of 2Q12 Average Earning Assets

HOUSTON, July 27, 2012. Prosperity Bancshares, Inc.® (NYSE: PB), the parent company of Prosperity Bank®, reported net income for the quarter ended June 30, 2012 of $36.972 million or $0.78 per diluted common share, an increase in net income of $1.880 million or 5.4%, compared with $35.092 million or $0.75 per diluted common share for the same period in 2011.

“I am very pleased to be able to announce our outstanding results for the second quarter of 2012, particularly during the current economic environment when our industry is so challenged,” commented David Zalman, Chairman and Chief Executive Officer. “I am proud of our team of bankers and their ability to attract quality customers to our bank. In fact, over the past three months, our lenders produced more loans than we have ever produced during a calendar quarter in the history of our bank.”

“During the past quarter, we completed our merger with Billy and Cathy Allen’s team at The Bank Arlington. This additional location in the Dallas/Fort Worth CMSA will allow us to continue our growth in that market. On July 1, we completed our merger with American State Financial Corporation. W.R. Collier and his team provide us with an excellent platform for future growth in West Texas. We now have major operations in Lubbock, Midland/Odessa and Abilene and believe the American State Bank leadership team, including Mike Epps, Tony Whitehead, Mike Marshall and Gary Galbraith, brings vast knowledge of these markets to our team. Finally, we are excited about our recently announced, and fifth in the past year, merger agreement with Community National Bank in Bellaire, Texas, located in the heart of the Houston MSA. Randy Dobbs and John James along with their team will help us continue our growth in Houston,” continued Zalman.

“While we are excited about our recent mergers, our team remains focused on growing our bank by providing the highest level of service to our customers. We remain excited about our future and strive to continue building shareholder value,” concluded Zalman.

Prosperity’s management uses certain non-GAAP (generally accepted accounting principles) financial measures to evaluate its performance. Specifically, Prosperity reviews tangible book value per share, return on average tangible common equity and the tangible equity to tangible assets ratio. Prosperity has included in this Earnings Release information relating to these non-GAAP financial measures for the applicable periods presented. Please refer to the “Notes to Selected Financial Data” at the end of this Earnings Release for a reconciliation of these non-GAAP financial measures.

Results of operations for the three months ended June 30, 2012

For the three months ended June 30, 2012, net income was $36.972 million compared with $35.092 million for the same period in 2011. Net income per diluted common share was $0.78 for the three months ended June 30, 2012 and $0.75 for the same period in 2011. Returns on average assets, average common equity and average tangible common equity, each on an annualized basis, for the three months ended June 30, 2012 were 1.35%, 9.06% and 21.70%, respectively. Prosperity’s efficiency ratio (excluding net gains and losses on the sale of securities and assets) was 41.94% for the three months ended June 30, 2012.

Net interest income before provision for credit losses for the quarter ended June 30, 2012 increased 0.04% to $83.666 million compared with $83.630 million during the same period in 2011. The net interest margin on a tax equivalent basis decreased to 3.55% for the three months ended June 30, 2012 compared with 4.06% for the same period in 2011. On a linked quarter basis, the tax equivalent net interest margin decreased nine basis points to 3.55% for the three months ended June 30, 2012 from 3.64% reported for the three months ended March 31, 2012.

Non-interest income increased $126,000 or 0.9% to $13.656 million for the three months ended June 30, 2012 compared with $13.530 million during the same period in 2011. The change was due to an increase in debit card and ATM card income and a decrease in loss on sale of securities partially offset by a reduction in NSF fees.

Non-interest expense decreased $1.7 million or 4.1% to $40.788 million for the three months ended June 30, 2012 compared with $42.514 million during the same period in 2011. The decrease was primarily attributable to a reduction in regulatory assessments and FDIC insurance.

Average loans increased 7.8% or $283.096 million to $3.914 billion for the quarter ended June 30, 2012 compared with $3.631 billion for the same period of 2011. Linked quarter average loans increased 2.5% or $95.361 million from $3.819 billion at March 31, 2012.

Average deposits increased 8.8% or $683.271 million to $8.436 billion for the quarter ended June 30, 2012 compared with $7.752 billion for the same period of 2011. Linked quarter average deposits increased 0.09% or $7.160 million from $8.429 billion at March 31, 2012.

Loans at June 30, 2012 were $3.950 billion, an increase of $285.084 million or 7.8%, compared with $3.665 billion at June 30, 2011 and an increase of $184.426 million or 4.9% (9.8% annualized) compared with $3.766 billion at December 31, 2011. Linked quarter loans increased $75.470 million or 1.9% (7.8% annualized) at June 30, 2012 compared with loans of $3.875 billion at March 31, 2012. As reflected in the table below, loan growth was impacted by the acquisition of Texas Bankers, Inc. and The Bank Arlington. Excluding loans acquired in these acquisitions, year to date loan growth increased 7.1% on an annualized basis.

Deposits at June 30, 2012 were $8.395 billion, an increase of $726.890 million or 9.5%, compared with $7.668 billion at June 30, 2011 and an increase of $334.328 million or 4.1% (8.3% annualized) compared with $8.060 billion at December 31, 2011. Linked quarter deposits decreased $149.869 million or 1.8% at June 30, 2012 compared with deposits of $8.544 billion at March 31, 2012. As reflected in the table below, deposit growth was impacted by the acquisition of Texas Bankers, Inc. and The Bank Arlington. Excluding deposits assumed in these acquisitions, year to date deposit growth increased 5.9% on an annualized basis.

The table below provides detail on loans acquired and deposits assumed in the Texas Bankers, Inc. and The Bank Arlington transactions completed on January 1, 2012 and April 1, 2012, respectively:

Balance Sheet Data (at period end)	June 30, 2012	Mar 31, 2012	Dec 31, 2011	June 30, 2011
(In thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Loans:
Acquired with Texas Bankers, Inc.	$28,421	$27,053	$—	$—
Acquired with The Bank Arlington	22,542	—	—	—
All other	3,899,369	3,847,809	3,765,906	3,665,248

Total Loans	$3,950,332	$3,874,862	$3,765,906	$3,665,248

Deposits:
Assumed with Texas Bankers, Inc.	$62,739	$63,681	$—	$—
Assumed with The Bank Arlington	33,505	—	—	—
All other	8,298,338	8,480,770	8,060,254	7,667,692

Total Deposits	$8,394,582	$8,544,451	$8,060,254	$7,667,692

At June 30, 2012, Prosperity had $10.737 billion in total assets, $3.950 billion in loans and $8.395 billion in deposits. Assets, loans and deposits at June 30, 2012 increased 11.2%, 7.8% and 9.5%, respectively, compared with June 30, 2011.

Results of operations for the six months ended June 30, 2012

For the six months ended June 30, 2012, net income was $73.459 million compared with $68.970 million for the same period in 2011. Net income per diluted common share was $1.55 for the six months ended June 30, 2012 compared with $1.47 for the same period in 2011. Returns on average assets, average common equity and average tangible common equity, each on an annualized basis, for the six months ended June 30, 2012 were 1.37%, 9.10% and 22.12%, respectively. Prosperity’s efficiency ratio (excluding net gains and losses on the sale of securities and assets) was 42.09% for the six months ended June 30, 2012.

Net interest income before provision for credit losses for the six months ended June 30, 2012 increased $1.469 million or 0.9%, to $165.512 million compared with $164.043 million during the same period in 2011. The increase was attributable primarily to a 13.0% increase in average earning assets over the same period.

Non-interest income increased $204,000 or 0.7% to $27.601 million for the six months ended June 30, 2012 compared with $27.397 million for the same period in 2011. The increase was mainly due to an increase in ATM and debit card income and a decrease in net loss on the sale of other real estate and net loss on sale of securities partially offset by a decrease in NSF fees.

Non-interest expense decreased $2.962 million or 3.5% to $81.247 million for the six months ended June 30, 2012 compared with $84.209 million for the same period in 2011. The decrease was primarily attributable to a decrease in regulatory assessments and FDIC insurance, partially offset by an increase in other real estate expense.

Asset Quality

Non-performing assets totaled $11.873 million or 0.12% of average earning assets for the three months ended June 30, 2012 compared with $12.680 million or 0.15% of average earning assets for the three months ended June 30, 2011, and $14.873 million or 0.16% of average earnings assets for the three months March 31, 2012. The allowance for credit losses was 1.28% of total loans at June 30, 2012 compared with 1.42% at June 30, 2011 and 1.33% of total loans at March 31, 2012.

Non-performing assets	June 30, 2012		Mar 31, 2012		Dec 31, 2011
(Dollars in thousands)	Amount	#	Amount	#	Amount	#
Commercial	$394	12	$690	15	$767	17
Construction	4,056	30	4,116	26	4,649	28
1-4 family (including home equity)	2,284	28	3,207	35	3,689	38
Commercial real estate (including multi-family)	5,077	12	6,773	16	2,877	9
Agriculture and agriculture real estate	44	3	67	4	49	3
Consumer	18	3	20	5	21	4

Total	$11,873	88	$14,873	101	$12,052	99

Net charge-offs (Dollars in thousands)	Three Months Ended June 30, 2012	Three Months Ended Mar 31, 2012	Three Months Ended Dec 31, 2011
Commercial	$180	$(15)	$843

Construction	1,179	22	—

1-4 family (including home equity)	90	50	676

Commercial real estate (including multi-family)	296	18	218

Agriculture and agriculture real estate	(3)	—	153

Consumer	118	27	179

Total	$1,860	$102	$2,069

The provision for credit losses was $600,000 for the three months ended June 30, 2012 compared to $1.400 million for the three months ended June 30, 2011. Net charge offs were $1.860 million for the three months ended June 30, 2012 compared to $1.229 million for the three months ended June 30, 2011.

The provision for credit losses was $750,000 for the six months ended June 30, 2012 compared to $3.100 million for the six months ended June 30, 2011. Net charge offs were $1.962 million for the six months ended June 30, 2012 compared to $2.753 million for the six months ended June 30, 2011.

Conference Call

Prosperity’s management team will host a conference call on Friday, July 27, 2012 at 10:30 a.m. Eastern Daylight Time (9:30 a.m. Central Daylight Time) to discuss Prosperity’s second quarter earnings. Individuals and investment professionals may participate in the call by dialing 800-894-5910, the reference code is PBTX.

Alternatively, individuals may listen to the live webcast of the presentation by visiting Prosperity’s website at www.prosperitybanktx.com. The webcast may be accessed directly from Prosperity’s home page under News and Events.

Pending Acquisition of Community National Bank

On June 27, 2012, Prosperity announced the signing of a definitive agreement to acquire Community National Bank, Bellaire, Texas. This is the fifth acquisition announced by Prosperity within the past nine months. Community National Bank operates one (1) banking office in Bellaire, Texas, in the Houston Metropolitan Area. As of June 30, 2012, Community National Bank reported total assets of $180.6 million, total loans of $68.6 million and total deposits of $162.6 million.

Under the terms of the definitive agreement, Prosperity will issue up to 372,396 shares of Prosperity common stock plus $11.4 million in cash for all outstanding shares of Community National Bank capital stock, subject to certain conditions and potential adjustments. The transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval of the Community National Bank shareholders.

Pending Acquisition of East Texas Financial Services, Inc.

On December 9, 2011, Prosperity entered into a definitive agreement to acquire East Texas Financial Services, Inc. (OTC BB: FFBT) and its wholly-owned subsidiary, First Federal Bank Texas (“Firstbank”). Firstbank operates four (4) banking offices in the Tyler MSA, including three locations in Tyler, Texas and one location in Gilmer, Texas. As of June 30, 2012, Firstbank reported total assets of $196.2 million, total loans of $143.6 million and total deposits of $120.9 million.

Under the terms of the definitive agreement, Prosperity will issue up to 531,000 shares of Company common stock for all outstanding shares of East Texas Financial Services capital stock, subject to certain conditions and potential adjustments. The transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval of the stockholders of East Texas Financial Services. On May 4, 2012, East Texas Financial Services and each of its directors were named defendants in a suit brought by East Texas Financial Corporation (“ETFC”), a shareholder of East Texas Financial Services, to block the proposed merger. The suit was dismissed on July 18, 2012. The closing date of the transaction is uncertain at this time.

Acquisition of American State Financial Corporation

On July 1, 2012, Prosperity completed the previously announced acquisition of American State Financial Corporation and its wholly owned subsidiary American State Bank (collectively referred to as “ASB”). American State Bank operated thirty-seven (37) full service banking offices in eighteen (18) counties across West Texas. As of June 30, 2012, ASB, on a consolidated basis, reported total assets of $3.16 billion, total loans of $1.24 billion and total deposits of $2.51 billion.

Under the terms of the agreement, Prosperity issued 8,524,835 shares of Prosperity common stock plus $178.5 million in cash for all outstanding shares of American State Financial Corporation capital stock which resulted in a premium of $240.4 million.

Acquisition of The Bank Arlington

On April 1, 2012, Prosperity completed the previously announced acquisition of The Bank Arlington. The Bank Arlington operated one (1) banking office in Arlington, Texas, in the Dallas/Fort Worth CMSA. As of March 31, 2012, The Bank Arlington reported total assets of $37.3 million, total loans of $22.8 million and total deposits of $33.2 million.

Under the terms of the agreement, Prosperity issued 135,389 shares of Prosperity common stock for all outstanding shares of The Bank Arlington capital stock which resulted in a premium of $2.8 million.

Acquisition of Texas Bankers, Inc.

On January 1, 2012, Prosperity completed the previously announced acquisition of Texas Bankers, Inc. and its wholly-owned subsidiary, Bank of Texas, Austin, Texas. The three (3) Bank of Texas banking offices in the Austin, Texas CMSA consisted of a location in Rollingwood, which was consolidated with Prosperity’s Westlake location and remains in Bank of Texas’ Rollingwood banking office; one banking center in downtown Austin, which was consolidated into Prosperity’s downtown Austin location; and another banking center in Thorndale. Prosperity now operates thirty-four (34) banking centers in the Central Texas area including Austin and San Antonio. Texas Bankers, Inc. reported, on a consolidated basis, total assets of $77.0 million, total loans of $27.6 million and total deposits of $70.4 million as of December 31, 2011.

Under the terms of the agreement, Prosperity issued 314,953 shares of Prosperity common stock for all outstanding shares of Texas Bankers capital stock which resulted in a premium of $5.2 million.

Prosperity Bancshares, Inc.®

Prosperity Bancshares Inc.®, recently named “America’s Best Bank” by Forbes, is a $13.9 billion Houston, Texas based regional financial holding company, formed in 1983. Operating under a community banking philosophy and seeking to develop broad customer relationships based on service and convenience, Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of small and medium sized businesses and consumers. In addition to established banking products, Prosperity offers a complete line of services including: Internet Banking services at http://www.prosperitybanktx.com, Retail Brokerage Services, MasterMoney Debit Cards, and 24 hour voice response banking. Prosperity currently operates two hundred thirteen (213) full service banking locations; fifty-nine (59) in the Houston area; twenty (20) in the South Texas area including Corpus Christi and Victoria; thirty-five (35) in the Dallas/Fort Worth area; twenty-one (21) in the East Texas area; thirty-four (34) in the Central Texas area including Austin and San Antonio; thirty-four (34) in the West Texas area including Lubbock, Midland/Odessa and Abilene; and ten (10) in the Bryan/College Station area.

Bryan/College Station Area -

Bryan

Bryan-East

Bryan-North

Caldwell

College Station

Greens Prairie

Madisonville

Navasota

Rock Prairie

Wellborn Road

Central Texas Area -

Austin -

183

Allandale

Cedar Park

Congress

Lakeway

Liberty Hill

Northland

Oak Hill

Parmer Lane

Research Blvd

Westlake

Other Central Texas Locations -

Bastrop

Cuero

Dime Box

Dripping Springs

Elgin

Flatonia

Georgetown

Gonzales

Hallettsville

Kingsland

La Grange

Lexington

New Braunfels

Pleasanton

Round Rock

San Antonio

Schulenburg

Seguin

Smithville

Thorndale

Weimar

Yoakum

Yorktown

Dallas/Fort Worth Area -

Dallas -

Abrams Centre

Balch Springs

Camp Wisdom

Cedar Hill

Central Expressway

East Renner

Frisco

Frisco-West

Independence

Kiest

McKinney

McKinney-Stonebridge

Midway

Preston Forest

Preston Road

Red Oak

Sachse

The Colony

Turtle Creek

Westmoreland

Fort Worth -

Haltom City

Keller

Roanoke

Stockyards

Other Dallas/Fort Worth Locations -

Arlington

Azle

Ennis

Gainesville

Glen Rose

Grandbury

Mesquite

Muenster

Sanger

Waxahachie

Weatherford

East Texas Area -

Athens

Athens-South

Blooming Grove

Canton

Carthage

Corsicana

Crockett

Eustace

Grapeland

Gun Barrel City

Jacksonville

Kerens

Longview

Mount Vernon

Palestine

Rusk

Seven Points

Teague

Tyler

Tyler-University

Winnsboro

Houston Area -

Houston -

Aldine

Allen Parkway

Bellaire

Beltway

Clear Lake

Copperfield

Cypress

Downtown

Eastex

Fairfield

First Colony

Gessner

Gladebrook

Harrisburg

Heights

Highway 6 West

Hillcroft

Little York

Medical Center

Memorial Drive

Northside

Pasadena

Pecan Grove

Piney Point

River Oaks

Royal Oaks

Sugar Land

SW Medical Center

Tanglewood

Uptown

Waugh Drive

West University

Woodcreek

Other Houston Area

Locations -

Angleton

Bay City

Beaumont

Cinco Ranch

Cleveland

East Bernard

El Campo

Dayton

Galveston

Groves

Hempstead

Hitchcock

Katy

Liberty

Magnolia

Mont Belvieu

Nederland

Needville

Shadow Creek

Sweeny

Tomball

Waller

West Columbia

Wharton

Winnie

Wirt

South Texas Area -

Corpus Christi -

Airline

Carmel

Northwest

Saratoga

Water Street

Other South Texas

Locations -

Alice

Aransas Pass

Beeville

Edna

Goliad

Kingsville

Mathis

Padre Island

Palacios

Port Lavaca

Portland

Rockport

Sinton

Victoria

Victoria-North

West Texas Area -

Abilene -

Antilley Road

Barrow Street

Cypress Street

Judge Ely

Mockingbird

Lubbock -

4th Street

66th Street

82nd Street

86th Street

98th Street

Avenue Q

North University

Texas Tech Student Union

Midland -

Wadley

Wall Street

Odessa -

Grandview

Grant

Kermit Highway

Parkway

Other West Texas Locations -

Big Spring

Brownfield

Brownwood

Cisco

Comanche

Early

Floydada

Gorman

Levelland

Littlefield

Merkel

Plainview

San Angelo

Slaton

Snyder

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In connection with the proposed merger of Community National Bank into Prosperity Bank, Prosperity will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Prosperity’s common stock to be issued to the shareholders of Community National Bank. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of Community National Bank seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, COMMUNITY NATIONAL BANK AND THE PROPOSED TRANSACTION.

In connection with the proposed merger of East Texas Financial Services, Inc. into Prosperity, Prosperity has filed with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Prosperity’s common stock to be issued to the stockholders of East Texas Financial Services. The registration statement includes a proxy statement/prospectus which was sent to the stockholders of East Texas Financial Services seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, EAST TEXAS FINANCIAL SERVICES AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Documents filed with the SEC by Prosperity will be available free of charge by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations. Prosperity’s telephone number is (281) 269-7199.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This release contains, and the remarks by Prosperity’s management on the conference call may contain, forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions, estimates and projections about Prosperity, and its subsidiaries. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Prosperity’s control, that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include but are not limited to whether Prosperity can: successfully identify acquisition targets and integrate the businesses of acquired companies and banks; continue to sustain its current internal growth rate or total growth rate; provide products and services that appeal to its customers; continue to have access to debt and equity capital markets; and achieve its sales objectives. Other risks include, but are not limited to: the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); a deterioration or downgrade in the credit quality and credit agency ratings of the securities in Prosperity’s securities portfolio; customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations and interest rate fluctuations; weather; and the stock price volatility associated with “small-cap” companies. These and various other factors are discussed in Prosperity’s Annual Report on Form 10-K for the year ended December 31, 2011 and other reports and statements Prosperity has filed with the SEC. Copies of the SEC filings for Prosperity Bancshares® may be downloaded from the Internet at no charge from www.prosperitybanktx.com.

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Prosperity Bancshares, Inc. ®

Financial Highlights

(Dollars and share amounts in thousands, except per share data)

	Three Months Ended
	June 30, 2012	Mar 31, 2012	Dec 31, 2011	Sept 30, 2011
Selected Earnings and Per Share Data	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Total interest income	$92,874	$91,616	$89,658	$93,189
Total interest expense	9,208	9,770	9,571	10,651

Net interest income	83,666	81,846	80,087	82,538
Provision for credit losses	600	150	1,150	950

Net interest income after provision for credit losses	83,066	81,696	78,937	81,588

Total non-interest income	13,656	13,945	14,065	14,581
Total non-interest expense	40,788	40,459	38,385	41,151

Net income before taxes	55,934	55,182	54,617	55,018
Federal income taxes	18,962	18,695	18,211	18,645

Net income	$36,972	$36,487	$36,406	$36,373

Basic earnings per share	$0.78	$0.77	$0.78	$0.78

Diluted earnings per share	$0.78	$0.77	$0.77	$0.77

Period end shares outstanding	47,474	47,297	46,910	46,893
Weighted average shares outstanding (basic)	47,456	47,238	46,893	46,890
Weighted average shares outstanding (diluted)	47,608	47,411	47,028	47,033

Prosperity Bancshares, Inc. ®

Financial Highlights

(Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Balance Sheet Averages	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Total loans	$3,914,352	$3,631,256	$3,866,672	$3,574,207
Investment securities	5,635,810	4,707,217	5,414,033	4,692,639
Federal funds sold and other temporary investments	20,916	13,218	73,536	13,200

Total earning assets	9,571,078	8,351,691	9,354,241	8,280,046
Allowance for credit losses	(50,746)	(51,861)	(51,174)	(51,780)
Cash and due from banks	134,055	125,150	146,016	131,445
Goodwill	932,112	924,537	930,265	924,475
Core deposit intangibles (CDI)	18,465	25,728	19,283	26,714
Other real estate	10,178	9,743	9,408	11,236
Fixed assets, net	165,784	159,919	164,487	159,592
Other assets	138,263	133,661	133,723	134,423

Total assets	$10,919,189	$9,678,568	$10,706,249	$9,616,151

Non-interest bearing deposits	$2,069,965	$1,770,664	$2,020,453	$1,721,967
Interest bearing deposits	6,365,796	5,981,826	6,411,728	6,003,693

Total deposits	8,435,761	7,752,490	8,432,181	7,725,660
Securities sold under repurchase agreements	98,968	68,413	76,136	60,058
Federal funds purchased and other borrowings	610,499	218,310	441,630	205,201
Junior subordinated debentures	85,055	85,055	85,055	88,059
Other liabilities	56,742	54,915	57,523	52,956
Shareholders’ equity(A)	1,632,164	1,499,385	1,613,724	1,484,217

Total liabilities and equity	$10,919,189	$9,678,568	$10,706,249	$9,616,151

(A)

Includes $12,599 and $14,337 in after-tax unrealized gains on available for sale securities for the three month periods ending June 30, 2012 and June 30, 2011, respectively, and $13,012 and $14,243 for the six months ending June 30, 2012 and June 30, 2011, respectively.

Prosperity Bancshares, Inc. ®

Financial Highlights

(Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Income Statement Data	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Interest on loans	$54,793	$53,703	$108,010	$105,903
Interest on securities	38,072	41,919	76,393	83,123
Interest on federal funds sold and other temporary investments	9	30	87	35

Total interest income	92,874	95,652	184,490	189,061

Interest expense - deposits	8,083	11,064	16,874	22,576
Interest expense - debentures	648	598	1,311	1,745
Interest expense - other	477	360	793	697

Total interest expense	9,208	12,022	18,978	25,018

Net interest income (B)	83,666	83,630	165,512	164,043
Provision for credit losses	600	1,400	750	3,100

Net interest income after provision for credit losses	83,066	82,230	164,762	160,943

Non-sufficient funds (NSF) fees	5,167	6,226	10,556	12,333
Debit card and ATM card income	4,292	3,809	8,128	7,261
Service charges on deposit accounts	2,432	2,511	4,873	4,994
Net gain on sale of assets	70	195	63	360
Net (loss) gain on sale of ORE	(165)	(366)	253	(526)
Net loss on sale of securities	—	(581)	—	(581)
Other non-interest income	1,860	1,736	3,728	3,556

Total non-interest income	13,656	13,530	27,601	27,397

Salaries and benefits (C)	23,572	23,994	46,824	47,198
CDI amortization	1,595	1,943	3,290	3,977
Net occupancy and equipment	3,492	3,547	7,049	7,195
Depreciation	2,028	2,037	4,063	4,058
Data processing and software amortization	1,906	1,780	3,438	3,452
Regulatory assessments and FDIC insurance	1,659	2,894	3,207	5,895
Other real estate	383	294	1,074	586
Other non-interest expense	6,153	6,025	12,302	11,848

Total non-interest expense	40,788	42,514	81,247	84,209

Net income before taxes	55,934	53,246	111,116	104,131
Federal income taxes	18,962	18,154	37,657	35,161

Net income available to common shareholders	$36,972	$35,092	$73,459	$68,970

(B)

Net interest income on a tax equivalent basis would be $84,498 and $84,603 for the three months ended June 30, 2012 and June 30, 2011, respectively, and $167,240 and $165,905 for the six months ended June 30, 2012 and June 30, 2011, respectively.

(C)

Salaries and benefits includes stock-based compensation expense of $946 and $936 for the three months ended June 30, 2012 and June 30, 2011, respectively, and $2,161 and $1,643 for the six months ended June 30, 2012 and June 30, 2011, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights

(Dollars and share amounts in thousands, except per share data)

	As of and for the Three Months Ended		As of and for the Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Common Share and Other Data
Employees - FTE	1,666	1,675	1,666	1,675

Book value per share	$34.63	$32.24	$34.63	$32.24
Tangible book value per share	$14.60	$11.99	$14.60	$11.99

Period end shares outstanding	47,474	46,888	47,474	46,888
Weighted average shares outstanding (basic)	47,456	46,864	47,347	46,799
Weighted average shares outstanding (diluted)	47,608	47,057	47,508	47,001

Non-performing Assets (at period end)
Non-accrual loans	$1,624	$3,518	$1,624	$3,518
Accruing loans 90 or more days past due	—	306	—	306
Restructured loans	—	—	—	—

Total non-performing loans	1,624	3,824	1,624	3,824
Repossessed assets	13	15	13	15
Other real estate	10,236	8,841	10,236	8,841

Total non-performing assets	$11,873	$12,680	$11,873	$12,680

Allowance for credit losses at end of period	$50,382	$51,932	$50,382	$51,932

Net charge-offs	$1,860	$1,229	$1,962	$2,753

Basic earnings per share	$0.78	$0.75	$1.55	$1.47

Diluted earnings per share	$0.78	$0.75	$1.55	$1.47

Prosperity Bancshares, Inc.®

Financial Highlights

	Three Months Ended		Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Performance Ratios

Return on average assets (annualized)	1.35%	1.45%	1.37%	1.43%
Return on average common equity (annualized)	9.06%	9.36%	9.10%	9.29%
Return on average tangible common equity (annualized)	21.70%	25.56%	22.12%	25.88%
Net interest margin (D) (tax equivalent) (annualized)	3.55%	4.06%	3.60%	4.04%

Efficiency ratio (E)	41.94%	43.58%	42.09%	43.94%

Asset Quality Ratios

Non-performing assets to average earning assets	0.12%	0.15%	0.13%	0.15%
Non-performing assets to loans and other real estate	0.30%	0.35%	0.30%	0.35%
Net charge-offs to average loans	0.05%	0.03%	0.05%	0.08%
Allowance for credit losses to total loans	1.28%	1.42%	1.28%	1.42%

Common Stock Market Price

High	$47.31	$46.75	$47.66	$46.75

Low	$39.87	$40.83	$39.66	$38.23

Period end market price	$42.03	$43.82	$42.03	$43.82

(D)	Net interest margin for all periods presented is calculated on an actual 365 day or 366 day basis.
(E)

The efficiency ratio is calculated by dividing total non-interest expense (excluding provision for credit losses) by net interest income plus non-interest income (excluding net gains and losses on the sale of securities and assets). Additionally, taxes are not part of this calculation.

Prosperity Bancshares, Inc.®

Financial Highlights

(Dollars in thousands)

	June 30, 2012		Mar 31, 2012		Dec 31, 2011		Sept 30, 2011		June 30, 2011
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Loan Portfolio

Commercial	$491,907	12.5%	$475,860	12.3%	$439,854	11.7%	$451,541	12.1%	$455,791	12.9%

Construction	466,884	11.8%	484,295	12.5%	482,140	12.8%	490,193	13.1%	483,581	13.2%

1-4 family residential	1,084,936	27.4%	1,036,318	26.7%	1,007,266	26.8%	981,388	26.3%	941,250	25.7%

Home equity	154,147	3.9%	149,597	3.9%	146,999	3.8%	139,553	3.7%	131,213	3.6%

Commercial real estate	1,484,787	37.6%	1,473,925	38.0%	1,441,226	38.3%	1,426,704	38.2%	1,411,501	38.5%

Agriculture (includes agriculture real estate)	192,462	4.9%	178,474	4.6%	170,234	4.5%	168,011	4.5%	160,780	4.4%

Consumer	75,209	1.9%	76,393	2.0%	78,187	2.1%	80,240	2.1%	81,132	2.2%

Total Loans	$3,950,332		$3,874,862		$3,765,906		$3,737,630		$3,665,248

Deposit Types

Non-interest bearing DDA	$2,083,910	24.8%	$2,088,749	24.4%	$1,972,226	24.5%	$1,861,907	23.9%	$1,788,756	23.3%

Interest bearing DDA	1,684,492	20.1%	1,671,760	19.6%	1,532,701	19.0%	1,332,914	17.1%	1,358,649	17.7%

Money Market	2,206,220	26.3%	2,312,107	27.1%	2,042,243	25.3%	1,995,248	25.6%	1,878,679	24.5%

Savings	581,480	6.9%	554,211	6.5%	514,780	6.4%	498,451	6.4%	471,082	6.1%

Time < $100	909,616	10.8%	938,911	11.0%	968,806	12.0%	1,005,672	12.9%	1,037,492	13.6%

Time > $100	928,864	11.1%	978,713	11.5%	1,029,498	12.8%	1,104,547	14.1%	1,133,034	14.8%

Total Deposits	$8,394,582		$8,544,451		$8,060,254		$7,798,739		$7,667,692

Loan to Deposit Ratio	47.1%		45.3%		46.7%		47.9%		47.8%

Construction Loans

Single family residential construction	$143,600	30.8%	$142,584	29.4%	$136,030	28.2%	$126,926	25.9%	$124,995	25.8%

Land development	39,704	8.5%	41,177	8.5%	43,084	8.9%	44,400	9.1%	46,405	9.6%

Raw land	51,070	10.9%	63,006	13.0%	61,177	12.7%	64,178	13.1%	69,769	14.4%

Residential lots	86,201	18.5%	88,054	18.2%	86,848	18.0%	88,600	18.1%	86,515	17.9%

Commercial lots	49,454	10.6%	51,642	10.7%	49,645	10.3%	54,016	11.0%	54,419	11.3%
Commercial construction and other	96,854	20.7%	97,832	20.2%	105,356	21.9%	112,073	22.8%	101,478	21.0%

Total Construction Loans	$466,884		$484,295		$482,140		$490,193		$483,581

Prosperity Bancshares, Inc.®

Financial Highlights

(Dollars in thousands)

	June 30, 2012	Mar 31, 2012	Dec 31, 2011	Sept 30, 2011	June 30, 2011
Balance Sheet Data (at period end)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Total loans	$3,950,332	$3,874,862	$3,765,906	$3,737,630	$3,665,248
Investment securities (F)	5,400,044	5,646,529	4,658,936	4,430,530	4,641,664
Federal funds sold	133	445	642	294	350
Allowance for credit losses	(50,382)	(51,642)	(51,594)	(52,513)	(51,932)
Cash and due from banks	152,678	151,467	212,800	211,261	145,910
Goodwill	932,965	929,161	924,537	924,537	924,537
Core deposit intangibles	17,706	19,301	20,996	22,874	24,799
Other real estate	10,236	7,718	8,328	8,216	8,841
Fixed assets, net	166,273	162,676	159,656	160,099	160,119
Other assets	157,366	149,438	122,464	124,159	137,611

Total assets	$10,737,351	$10,889,955	$9,822,671	$9,567,087	$9,657,147

Demand deposits	$2,083,910	$2,088,749	$1,972,226	$1,861,907	$1,788,756
Interest bearing deposits	6,310,672	6,455,702	6,088,028	5,936,832	5,878,936

Total deposits	8,394,582	8,544,451	8,060,254	7,798,739	7,667,692
Securities sold under repurchase agreements	122,743	58,481	54,883	66,166	91,288
Federal funds purchased and other borrowings	437,278	527,536	12,790	13,583	248,839
Junior subordinated debentures	85,055	85,055	85,055	85,055	85,055
Other liabilities	53,876	64,899	42,424	62,205	52,625

Total liabilities	9,093,534	9,280,422	8,255,406	8,025,748	8,145,499
Shareholders’ equity (G)	1,643,817	1,609,533	1,567,265	1,541,339	1,511,648

Total liabilities and equity	$10,737,351	$10,889,955	$9,822,671	$9,567,087	$9,657,147

(F)	Includes $17,709, $19,542, $20,726, $24,278 and $23,647 in unrealized gains on available for sale securities for the quarterly periods ending June 30, 2012, March 31, 2012, December 31, 2011, September 30, 2011 and June 30, 2011, respectively.
(G)	Includes $11,511, $12,702, $13,472, $15,781 and $15,371 in after-tax unrealized gains on available for sale securities for the quarterly periods ending June 30, 2012, March 31, 2012, December 31, 2011, September 30, 2011 and June 30, 2011, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights

(Dollars in thousands)

	Three Months Ended
	June 30, 2012	Mar 31, 2012	Dec 31, 2011	Sept 30, 2011	June 30, 2011
Income Statement Data	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Interest on loans	$54,793	$53,217	$58,899	$54,471	$53,703
Interest on securities	38,072	38,321	35,719	38,714	41,943
Interest on federal funds sold and other earning assets	9	78	40	4	6

Total interest income	92,874	91,616	89,658	93,189	95,652

Interest expense - deposits	8,083	8,791	8,682	9,717	11,064
Interest expense - debentures	648	663	632	607	598
Interest expense - other	477	316	257	327	360

Total interest expense	9,208	9,770	9,571	10,651	12,022

Net interest income	83,666	81,846	80,087	82,538	83,630
Provision for credit losses	600	150	1,150	950	1,400

Net interest income after provision for credit losses	83,066	81,696	78,937	81,588	82,230

Non-sufficient funds (NSF) fees	5,167	5,389	5,860	6,249	6,226
Debit card and ATM card income	4,292	3,836	4,189	3,941	3,809
Service charges on deposit accounts	2,432	2,441	2,515	2,472	2,511
Net gain (loss) on sale of assets	70	(7)	—	17	195
Net (loss) gain on sale of ORE	(165)	418	(473)	95	(366)
Net loss on sale of securities	—	—	—	—	(581)
Other non-interest income	1,860	1,868	1,974	1,807	1,736

Total non-interest income	13,656	13,945	14,065	14,581	13,530

Salaries and benefits	23,572	23,252	21,258	23,601	23,994
CDI amortization	1,595	1,695	1,879	1,924	1,943
Net occupancy and equipment	3,492	3,557	3,655	3,784	3,547
Depreciation	2,028	2,035	2,051	2,041	2,037
Data processing and software amortization	1,906	1,532	1,417	1,954	1,780
Regulatory assessments and FDIC insurance	1,659	1,548	1,518	1,488	2,894
ORE expense	383	691	680	235	294
Other non-interest expense	6,153	6,149	5,927	6,124	6,025

Total non-interest expense	40,788	40,459	38,385	41,151	42,514

Net income before taxes	55,934	55,182	54,617	55,018	53,246
Federal income taxes	18,962	18,695	18,211	18,645	18,154

Net income available to common shareholders	$36,972	$36,487	$36,406	$36,373	$35,092

Prosperity Bancshares, Inc.®

Financial Highlights

	Three Months Ended
	June 30, 2012	Mar 31, 2012	Dec 31, 2011	Sept 30, 2011	June 30, 2011
Comparative Quarterly Asset Quality, Performance & Capital Ratios	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Return on average assets (annualized)	1.35%	1.39%	1.50%	1.52%	1.45%
Return on average common equity (annualized)	9.06%	9.15%	9.35%	9.51%	9.36%
Return on average tangible equity (annualized)	21.70%	22.57%	23.86%	25.03%	25.56%
Net interest margin (tax equivalent) (annualized)	3.55%	3.64%	3.82%	4.02%	4.06%

Employees - FTE	1,666	1,690	1,664	1,678	1,675

Efficiency ratio	41.94%	42.23%	40.77%	42.38%	43.58%
Non-performing assets to average earning assets	0.12%	0.16%	0.14%	0.16%	0.15%
Non-performing assets to loans and other real estate	0.30%	0.38%	0.32%	0.36%	0.35%
Net charge-offs to average loans	0.05%	0.00%	0.06%	0.01%	0.03%
Allowance for credit losses to total loans	1.28%	1.33%	1.37%	1.40%	1.42%

Book value per share	$34.63	$34.03	$33.41	$32.87	$32.24

Tangible book value per share	$14.60	$13.98	$13.25	$12.67	$11.99

Tier 1 risk-based capital	16.42%	15.70%	15.90%	15.47%	14.72%

Total risk-based capital	17.49%	16.80%	17.09%	16.69%	15.93%

Tier 1 leverage capital	7.69%	7.68%	7.89%	7.70%	7.24%

Tangible equity to tangible assets	7.08%	6.65%	7.00%	6.89%	6.46%

Equity to assets	15.31%	14.78%	15.96%	16.11%	15.65%

Prosperity Bancshares, Inc.®

Supplemental Financial Data (Unaudited)

(Dollars in thousands)

	Three Months Ended June 30, 2012			Three Months Ended June 30, 2011
YIELD ANALYSIS	Average Balance	Interest Earned / Interest Paid	Average Yield/ Rate	Average Balance	Interest Earned / Interest Paid	Average Yield/ Rate

Interest Earning Assets:
Loans	$3,914,352	$54,793	5.63%	$3,631,256	$53,703	5.93%
Investment securities	5,635,810	38,072	2.70%	4,707,217	41,919	3.56%
Federal funds sold and other earning assets	20,916	9	0.17%	13,218	30	0.91%

Total interest earning assets	9,571,078	$92,874	3.90%	8,351,691	$95,652	4.59%

Allowance for credit losses	(50,746)			(51,861)
Non-interest earning assets	1,398,857			1,378,738

Total assets	$10,919,189			$9,678,568

Interest Bearing Liabilities:
Interest bearing demand deposits	$1,706,176	$2,089	0.49%	$1,403,331	$2,061	0.59%
Savings and money market deposits	2,779,524	2,444	0.35%	2,403,330	3,348	0.56%
Certificates and other time deposits	1,880,096	3,550	0.76%	2,175,165	5,655	1.04%
Securities sold under repurchase agreements	98,968	59	0.24%	68,413	110	0.64%
Federal funds purchased and other borrowings	610,499	418	0.28%	218,310	250	0.46%
Junior subordinated debentures	85,055	648	3.06%	85,055	598	2.82%

Total interest bearing liabilities	$7,160,318	$9,208	0.52%	$6,353,604	$12,022	0.76%

Non-interest bearing liabilities:
Non-interest bearing demand deposits	$2,069,965			$1,770,664
Other liabilities	56,742			54,915

Total liabilities	$9,287,025			$8,179,183

Shareholders’ equity	$1,632,164			$1,499,385

Total liabilities and shareholders’ equity	$10,919,189			$9,678,568

Net Interest Income & Margin		$83,666	3.52%		$83,630	4.02%

Net Interest Income & Margin (tax equivalent)		$84,498	3.55%		$84,603	4.06%

Prosperity Bancshares, Inc.®

Supplemental Financial Data (Unaudited)

(Dollars in thousands)

	Six Months Ended June 30, 2012			Six Months Ended June 30, 2011
YIELD ANALYSIS	Average Balance	Interest Earned / Interest Paid	Average Yield/ Rate	Average Balance	Interest Earned / Interest Paid	Average Yield/ Rate

Interest Earning Assets:
Loans	$3,866,672	$108,010	5.62%	$3,574,207	$105,903	5.98%
Investment securities	5,414,033	76,393	2.82%	4,692,639	83,123	3.54%
Federal funds sold and other earning assets	73,536	87	0.24%	13,200	35	0.53%

Total interest earning assets	9,354,241	$184,490	3.97%	8,280,046	$189,061	4.60%

Allowance for credit losses	(51,174)			(51,780)
Non-interest earning assets	1,403,182			1,387,885

Total assets	$10,706,249			$9,616,151

Interest Bearing Liabilities:
Interest bearing demand deposits	$1,700,208	$4,152	0.49%	$1,446,008	$4,299	0.60%
Savings and money market deposits	2,785,936	5,033	0.36%	2,381,326	6,684	0.57%
Certificates and other time deposits	1,925,584	7,689	0.80%	2,176,359	11,593	1.07%
Securities sold under repurchase agreements	76,136	96	0.25%	60,058	179	0.60%
Federal funds purchased and other borrowings	441,630	697	0.32%	205,201	518	0.51%
Junior subordinated debentures	85,055	1,311	3.10%	88,059	1,745	4.00%

Total interest bearing liabilities	$7,014,549	$18,978	0.54%	$6,357,011	$25,018	0.79%

Non-interest bearing liabilities:
Non-interest bearing demand deposits	$2,020,453			$1,721,967
Other liabilities	57,523			52,956

Total liabilities	$9,092,525			$8,131,934

Shareholders’ equity	$1,613,724			$1,484,217

Total liabilities and shareholders’ equity	$10,706,249			$9,616,151

Net Interest Income & Margin		$165,512	3.56%		$164,043	4.00%

Net Interest Income & Margin (tax equivalent)		$167,240	3.60%		$165,905	4.04%

Prosperity Bancshares, Inc.®

Notes to Selected Financial Data (Unaudited)

(Dollars in thousands)

Consolidated Financial Highlights

NOTES TO SELECTED FINANCIAL DATA

Prosperity’s management uses certain non-GAAP (generally accepted accounting principles) financial measures to evaluate its performance. Specifically, Prosperity reviews tangible book value per share, return on average tangible common equity and the tangible equity to tangible assets ratio for internal planning and forecasting purposes. Prosperity has included in this Earnings Release information relating to these non-GAAP financial measures for the applicable periods presented. Prosperity believes these non-GAAP financial measures provide information useful to investors in understanding Prosperity’s financial results and Prosperity believes that its presentation, together with the accompanying reconciliations, provides a complete understanding of factors and trends affecting Prosperity’s business and allows investors to view performance in a manner similar to management, the entire financial services sector, bank stock analysts and bank regulators. These non-GAAP measures should not be considered a substitute for GAAP basis measures and results and Prosperity strongly encourages investors to review its consolidated financial statements in their entirety and not to rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names.

Prosperity Bancshares, Inc.®

Notes to Selected Financial Data (Unaudited)

(Dollars and share amounts in thousands)

	Three Months Ended
	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sept 30, 2011	June 30, 2011
Return on average tangible common equity:
Net income	$36,972	$36,487	$36,406	$36,373	$35,092

Average shareholders’ equity	1,632,164	1,595,284	1,556,845	1,529,718	1,499,385

Less: Average goodwill and other intangible assets	(950,577)	(948,519)	(946,427)	(948,351)	(950,265)

Average tangible shareholders’ equity	$681,587	$646,765	$610,418	$581,367	$549,120
Return on average tangible common equity (annualized):	21.70%	22.57%	23.86%	25.03%	25.56%

Tangible book value per share:

Shareholders’ equity	$1,643,817	$1,609,533	$1,567,265	$1,541,339	$1,511,648
Less: Goodwill and other intangible assets	(950,671)	(948,462)	(945,533)	(947,411)	(949,336)

Tangible shareholders’ equity	$693,146	$661,071	$621,732	$593,928	$562,312

Period end shares outstanding	47,474	47,297	46,910	46,893	46,888
Tangible book value per share:	$14.60	$13.98	$13.25	$12.67	$11.99

Tangible equity to tangible assets ratio:
Tangible shareholders’ equity	$693,146	$661,071	$621,732	$593,928	$562,312

Total assets	$10,737,351	$10,889,955	$9,822,671	$9,567,087	$9,657,147
Less: Goodwill and other intangible assets	(950,671)	(948,462)	(945,533)	(947,411)	(949,336)

Tangible assets	$9,786,680	$9,941,493	$8,877,138	$8,619,676	$8,707,811

Tangible equity to tangible assets ratio:	7.08%	6.65%	7.00%	6.89%	6.46%

Prosperity Bancshares, Inc.®

Notes to Selected Financial Data (Unaudited)

(Dollars in thousands)

	Six Months Ended
	June 30, 2012	June 30, 2011
Return on average tangible common equity:
Net income	$73,459	$68,970

Average shareholders’ equity	1,613,724	1,484,217
Less: Average goodwill and other intangible assets	(949,548)	(951,189)

Average tangible shareholders’ equity	$664,176	$533,028
Return on average tangible common equity (annualized):	22.12%	25.88%

Tangible book value per share:

Shareholders’ equity	$1,643,817	$1,511,648
Less: Goodwill and other intangible assets	(950,671)	(949,336)

Tangible shareholders’ equity	$693,146	$562,312

Period end shares outstanding	47,474	46,888
Tangible book value per share:	$14.60	$11.99

Tangible equity to tangible assets ratio:
Tangible shareholders’ equity	$693,146	$562,312

Total assets	$10,737,351	$9,657,147
Less: Goodwill and other intangible assets	(950,671)	(949,336)

Tangible assets	$9,786,680	$8,707,811

Tangible equity to tangible assets ratio:	7.08%	6.46%